Pricing Term Sheet	Issuer Free Writing Prospectus
Dated February 15, 2024	Filed Pursuant to Rule 433
Registration Statement No. 333-266264
Supplementing the Preliminary
Prospectus Supplement dated February 15, 2024
(To the Prospectus dated July 21, 2022)

DEPOSITARY SHARES EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF 8.250% FIXED RATE RESET NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

The information in this pricing term sheet relates to the Offering of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated February 15, 2024 relating to the Offering, and the accompanying prospectus dated July 21, 2022 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-266264) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Title of Securities:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of 8.250% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Preferred Stock”)

Expected Security Ratings:*	BB- / B+ (S&P / Fitch)

Size:	$500,000,000 (20,000,000 Depositary Shares) ($500,000,000 aggregate liquidation preference)

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Term:	Perpetual

First Reset Date:	May 15, 2029

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Dividend Rate (Non-Cumulative):	From and including the date of issuance at a rate of 8.250% per annum, to but excluding, the First Reset Date, and from and including the First Reset Date, during each Reset Period, the Five-Year U.S. Treasury Rate as of the most recent reset dividend determination date (each as defined in the preliminary prospectus supplement dated February 15, 2024) plus 4.044%.

Dividend Payment Dates:	February 15, May 15, August 15, and November 15 of each year, beginning on May 15, 2024.

Purchase Price:	$24.2125 per Depositary Share for Depositary Shares sold to retail investors and $24.75 per Depositary Share for Depositary Shares sold to institutional investors

Public Offering Price:	$25 per Depositary Share

Net Proceeds (before expenses) to Issuer:	$489,732,500.00

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Redemption:	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on the First Reset Date or any dividend payment date thereafter, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated February 15, 2024), at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital adequacy regulations and policies of the Federal Reserve applicable to redemption of the Preferred Stock.

CUSIP/ISIN for the Depositary Shares:	87165B 400 / US87165B4005

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “SYFPrB.” If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within the 30-day period following the original issuance date of the Depositary Shares.

Method of Settlement:	DTC

Trade Date:	February 15, 2024

Settlement Date:**	February 23, 2024 (T+5)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. SG Americas Securities, LLC TD Securities (USA) LLC

Co-Managers:

Academy Securities, Inc.

Blaylock Van, LLC

CastleOak Securities, L.P.

InspereX LLC

Mischler Financial Group, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**

It is expected that delivery of the Depositary Shares will be made against payment therefor on or about February 23, 2024, which will be the fifth business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of the prospectus supplement will be required, by virtue of the fact that the Depositary Shares will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated February 15, 2024 with the SEC for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC, at 1-866-375-6829 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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